Exhibit 12.1

The Mosaic Company

Computation of Ratio of Earnings to Fixed Charges

(in millions, except for ratio)

	Three Months Ended August 31, 2011		2011		2010		2009		2008		2007
Earnings:
Earnings from consolidated companies before income taxes	$729.7		$3,271.3		$1,189.7		$2,905.7		$2,682.4		$505.7
Add:
Total fixed charges (per below)	18.6		94.2		111.9		112.9		142.8		186.7
Amortization of capitalized interest	2.1		6.0		4.2		2.4		1.1		0.6
Distributions from 50% or less owned companies accounted for in accordance with the equity method	3.6		3.2		1.9		31.7		134.3		12.3
Less:
Capitalized interest	14.4		57.1		37.3		14.7		11.8		7.7
Noncontrolling interest in earnings from consolidated companies with no fixed charges	2.2		0.5		0.1		0.1		0.2		0.2

Total Earnings:	$737.4		$3,317.1		$1,270.3		$3,037.9		$2,948.6		$697.4

Fixed Charges:
Interest costs (excluding amortized interest)	$0.8		$25.9		$63.8		$89.3		$124.7		$194.9
Capitalized interest	14.4		57.1		37.3		14.7		11.8		7.7
Amortized capitalized debt expenses	(0.8)		1.7		1.9		0.9		(0.7)		(23.4)
Estimate of interest in rent expense	2.3		9.5		8.9		8.0		7.0		7.5
Honored guarantees amount	1.9		—		—		—		—		—

Total Fixed Charges:	$18.6		$94.2		$111.9		$112.9		$142.8		$186.7

RATIO OF EARNINGS TO FIXED CHARGES	39.6	x	35.2	x	11.4	x	26.9	x	20.7	x	3.7	x